Amendment #1 to Management Agreement

This Amendment, dated as of February 10, 2005, amends the Management Agreement (the "***Original THL Management Agreement***") dated August 27, 2004, by and among Nortek Holdings, Inc., a Delaware corporation formerly named THL Buildco Holdings, Inc. ("***Holdings***"), Nortek, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings (the "***Company***"), and THL Managers V, LLC, a Delaware limited liability company (the "***Sponsor***").

WHEREAS, Holdings and its owner(s) have decided to effect a recapitalization transaction pursuant to which: (i) THL-Nortek Investors, LLC will transfer to NTK Holdings, Inc., a new Delaware corporation ("NTK Holdings"), all of the outstanding shares of Holdings in exchange for the issuance to THL-Nortek Investors, LLC of shares of the common stock of NTK Holdings, as a result of which exchange NTK Holdings will become a wholly-owned subsidiary of THL-Nortek Investors, LLC and Holdings will become a wholly-owned subsidiary of NTK Holdings, and (ii) NTK Holdings will issue and sell certain discount notes, it being contemplated that a portion of the proceeds from such issuance will be used to pay a dividend to THL-Nortek Investors, LLC which, in turn, will make a distribution to its members; and

WHEREAS, Holdings, the Company and the Sponsor believe it to be in their respective best interests that they enter into this Amendment;

NOW, THEREFORE, in consideration of foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that:

1.   Amendment to Section 3. The Original THL Management Agreement is hereby amended by deleting from the third sentence of Section 3 of the Original THL Management Agreement the words "*equity securities of the Company or Holdings*" and replacing them with the words "*equity securities of the Company, Holdings or NTK Holdings, Inc.*"

2.   Effectiveness; Continuing Effect of Other Provisions. This Amendment will take effect from and as of the time of the exchange of shares described in the recitals of this Amendment. Subject to the changes implemented by this Amendment, the Original THL Management Agreement remains in full force and effect.

3.   Counterparts. This Amendment may be signed in one or more counterparts and by separate parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

4.   Governing Law. This Amendment shall be governed by, and construed in accordance with, the domestic substantive laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf as an instrument under seal as of the date first above written by its officer or representative thereunto duly authorized.

                                        NORTEK HOLDINGS, INC.

                                        By: /s/ Kevin W. Donnelly
                                            Name: Kevin Donnelly
                                            Title: Vice President, General Counsel and
                                                Secretary

                                        NORTEK, INC.

                                        By: /s/ Kevin W. Donnelly
                                            Name: Kevin Donnelly
                                            Title: Vice President, General Counsel and
                                                Secretary

                                        THL MANAGERS V, LLC

                                        By: Thomas H. Lee Partners, L.P., its
                                                Managing Member

                                        By: THL Equity Advisors V, L.P., its
                                                General Partner

                                        By: /s/ Anthony J. DiNovi
                                            Name: Anthony J. DiNovi
                                            Title: Managing Director

Accepted, acknowledged and approved:

/s/ Richard L. Bready
Richard Bready, individually *(including, for
purposes of Section 11.5 of the Securityholders
Agreement dated as of August 27, 2004 among
THL-Nortek Investors, LLC and the
Securityholders party thereto)*